bs3974 Electronic EDGAR Proof

Job Number:

Filer:

Form Type: 25

Reporting Period / Event Date:

Customer Service Representative:

Revision Number:

This proof may not fit on letter-sized (8.5 x 11 inch) paper. If copy is cut off, please print to a larger format, e.g., legal-sized (8.5 x 14 inch) paper or oversized (11 x 17 inch) paper.

Accuracy of proof is guaranteed ONLY if printed to a PostScript printer using the correct PostScript driver for that printer make and model.

(this header is not part of the document)

EDGAR Submission Header Summary

Submission Type	25
Live File	on
Return Copy	on
Submission Contact	Kimberly Huckaba
Submission Contact Phone Number	432-262-2700
Exchange	AMEX
Confirming Copy	off
Filer CIK	0001084991
Filer CCC	xxxxxxxx
Notify via Filing website Only	off
Emails	kim.huckaba@ngsgi.com

Documents

25	form-25.htm
	Form 25 Notification of Removal from Listing

Module and Segment References

SEC EDGAR XFDL Submission Header

```xml
<?xml version="1.0"?>
<XFDL version="5.0.0">
        <page sid="PAGE1">
                <combobox sid="SubTable_submissionType_"><value>25</value></combobox>
                <radio sid="SubTable_live_"><value>on</value></radio>
                <check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
                <field sid="SubContact_contactName_"><value>Kimberly Huckaba</value></field>
                <field sid="SubContact_contactPhoneNumber_"><value>432-262-2700</value></field
                <popup sid="SubSro_sroId_"><value>AMEX</value></popup>
                <check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
                <field sid="SubFiler_filerId_"><value>0001084991</value></field>
                <field sid="SubFiler_filerCcc_"><value>ooheq$6g</value></field>
        </page>
        <page sid="PAGE2">
                <field sid="SubDocument_conformedName_"><value>form-25.htm</value></field>
                <combobox sid="SubDocument_conformedDocumentType_"><value>25</value></combobo
                <field sid="SubDocument_description_"><value>Form 25 Notification of Removal
                <data sid="data1"><filename>form-25.htm</filename><mimedata /></data>
        </page>
        <page sid="PAGE3">
                <check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
                <field sid="SubInternet_internetAddress_"><value>kim.huckaba@ngsgi.com</value
        </page>
</XFDL>
```

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-31398

Natural Gas Services Group, Inc.	The American Stock Exchange

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

508 West Wall Street, Suite 550, Midland, Texas 79701	(432) 262-2700

(Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)

Common Stock, $0.01 par value
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐   17 CFR 240.12d2-2(a)(1)

☐   17 CFR 240.12d2-2(a)(2)

☐   17 CFR 240.12d2-2(a)(3)

☐   17 CFR 240.12d2-2(a)(4)

☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

☒ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities and Exchange Act of 1934, Natural Gas Services Group, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

October 27, 2008	By	/s/ Stephen C. Taylor	Chief Executive Officer
Date		Name	Title

This voluntary delisting from the American Stock Exchange under the trading symbol "NGS" is a result of Natural Gas Service Group, Inc.'s pending move to the New York Stock Exchange. Natural Gas Service Group, Inc.'s first day of trading on the New York Stock Exchange under the trading symbol "NGS" is expected to be October 30, 2008.